Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-131600

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the “Depositor”).  Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Once available, the base prospectus and prospectus supplement may be obtained without charge by contacting Deutsche Bank Securities Inc. (“DBSI”) toll free at 1-800-503-4611. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement (collectively, the “Prospectus”). The information in this free writing prospectus is preliminary and is subject to change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.  You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the “Computational Materials”) which have been prepared by DBSI in reliance upon information furnished by the Depositor.  Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein.  As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.  Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods.  In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials.  Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls.  The specific characteristics of the securities may differ from those shown in the Computational Materials by a permitted variance of +/- 5% prior to issuance.  Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.  Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.  You may withdraw your indication of interest at any time.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to completion or change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supersedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities.  If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the issuing entity nor DBSI will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Any legends, disclaimers or other notices that may appear in this free writing prospectus or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

This free writing prospectus relates to Registration Statement No. 333-131600.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUING ENTITY OF THE SECURITIES OR ANY OF ITS AFFILIATES.  DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUING ENTITY IN CONNECTION WITH THE PROPOSED TRANSACTION.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor or the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank toll-free at 1-800-503-4611.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.  The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure.  Any such assumptions are subject to change.

PHH Alternative Mortgage Trust, Series 2007-2

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class I-CE, Class I-R, Class II-B-4, Class II-B-5 and Class II-B-6 Certificates.

Class	Original Principal Balance or Notional Amount(1)	Type	Pass-Through Rate(2)	Interest Type	Standard & Poor’s Rating (9)	Moody’s Rating (9)	Fitch Rating (9)	Last Scheduled Distribution Date (10)
Offered Certificates:
1-A-1	$129,125,000	Super Senior	One-Month LIBOR plus 0.110% (2)	Floating	AAA	Aaa	NR	May 2037
1-A-2	$30,000,000	Super Senior	One-Month LIBOR plus 0.240% (2)	Floating	AAA	Aaa	NR	May 2037
1-A-3	$21,000,000	Super Senior	One-Month LIBOR plus 0.330% (2)	Floating	AAA	Aaa	NR	May 2037
1-A-4	$96,737,000	Super Senior	One-Month LIBOR plus 0.300% (2)	Floating	AAA	Aaa	NR	May 2037
1-A-5	$30,762,000	Senior Support	One-Month LIBOR plus 0.320% (2)	Floating	AAA	Aaa	NR	May 2037
2-A-1	$75,000,000	Senior/Pass-Through	6.000%	Fixed	AAA	Aaa	AAA	May 2037
2-A-2	$94,445,000	Senior/Pass-Through	6.000%	Fixed	AAA	Aaa	AAA	May 2037
2-A-3	$16,779,429	Senior	One-Month LIBOR plus 0.900% (3)	Floating	AAA	Aaa	AAA	May 2037
2-A-4	$2,796,571	Senior	(4)	Inverse Floating	AAA	Aaa	AAA	May 2037
2-A-5	$31,526,000	Senior	One-Month LIBOR plus 0.550% (5)	Floating	AAA	Aaa	AAA	May 2037
2-A-6	(6)	Senior/ Interest-Only	(6)	Inverse Floating	AAA	Aaa	AAA	May 2037
3-A-1	$20,148,000	Super Senior/Pass-Through	6.000%	Fixed	AAA	Aaa	AAA	May 2037
3-A-2	$1,330,000	Senior Support/Pass-Through	6.000%	Fixed	AAA	Aaa	AAA	May 2037
4-A-1	$10,429,000	Senior/Pass-Through	6.000%	Fixed	AAA	Aaa	AAA	May 2022
2-X	(7)	Senior/ Interest-Only	6.000%	Fixed	AAA	NR	AAA	May 2037
4-X	(7)	Senior/ Interest-Only	6.000%	Fixed	AAA	NR	AAA	May 2022
2PO	$993,618	Senior/Principal-Only	N/A(8)	Principal Only	AAA	NR	AAA	May 2037
4PO	$159,986	Senior/Principal-Only	N/A(8)	Principal Only	AAA	NR	AAA	May 2022
II-AR	$100	Senior/Residual	6.000%	Fixed	AAA	Aaa	AAA	May 2037
1-M-1	$9,062,000	Subordinate	One-Month LIBOR plus 0.470% (2)	Floating	AA	Aa2	NR	May 2037
1-M-2	$5,602,000	Subordinate	One-Month LIBOR plus 0.950% (2)	Floating	A	A2	NR	May 2037
1-M-3	$3,460,000	Subordinate	One-Month LIBOR plus 2.250% (2)	Floating	BBB	Baa2	NR	May 2037
1-M-4	$1,812,000	Subordinate	One-Month LIBOR plus 2.250% (2)	Floating	BBB-	Ba1	NR	May 2037
II-M	$2,309,400	Mezzanine	6.000%	Fixed	AAA	Aa1	AAA	May 2037
II-B-1	$6,109,500	Subordinate	6.000%	Fixed	AA	NR	AA	May 2037
II-B-2	$3,394,200	Subordinate	6.000%	Fixed	A	NR	A	May 2037
II-B-3	$2,036,500	Subordinate	6.000%	Fixed	BBB	NR	BBB	May 2037

(1)

These amounts are approximate.  They are subject to an upward or downward adjustment of no more than 5%, depending on the total principal amount of the mortgage loans delivered at closing.  Amount is “notional” if so indicated.

(2)

The pass-through rate for each class of group I certificates will be subject to a rate cap equal to the Net WAC Pass-Through Rate, as described in this prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate.”  In addition, the margins applicable to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates will increase by 100% and the margins applicable to the Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Certificates will increase by 50% on the distribution date following the first possible optional termination date for loan group I as described in this prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate.”  The group I certificates will have the benefit of an interest rate swap agreement as described in this prospectus supplement.

(3)

Interest will accrue on the Class 2-A-3 Certificates at a per annum rate equal to (i) one-month LIBOR plus (ii) 0.900%, subject to a maximum rate of 7.000% per annum and a minimum rate of 0.900% per annum.  The per annum pass-through rate on the Class 2-A-3 Certificates for the first interest accrual period is expected to be approximately 6.220%.

(4)

Interest will accrue on the Class 2-A-4 Certificates at a per annum rate equal to (i) 36.600% minus (ii) the product of (a) one-month LIBOR and (b) 6.000, subject to a maximum rate of 36.600% per annum and a minimum rate of 0.000% per annum.  The per annum pass-through rate on the Class 2-A-4 Certificates for the first interest accrual period is expected to be approximately 4.680%.

(5)

Interest will accrue on the Class 2-A-5 Certificates at a per annum rate equal to (i) one-month LIBOR plus (ii) 0.550%, subject to a maximum rate of 6.000% per annum and a minimum rate of 0.550% per annum.  The per annum pass-through rate on the Class 2-A-5 Certificates for the first interest accrual period is expected to be approximately 5.870%.

(6)

The Class 2-A-6 Certificates are interest only certificates, will not be entitled to distributions in respect of principal and will bear interest on the Class 2-A-6 notional amount (initially, approximately $31,526,000), calculated as described in “Description of the Certificates—Group II—Glossary of Definitions Relating to the Priority of Distributions”.  Interest will accrue on the Class 2-A-6 Certificates at a per annum rate equal to the excess of (a) 5.450% over (b) one-month LIBOR, subject to a minimum certificate interest rate of 0.000% per annum and a maximum certificate interest rate of 5.450% per annum.  The per annum pass-through rate on the Class 2-A-6 Certificates for the first interest accrual period is expected to be approximately 0.130%.

(7)

The Class 2-X Certificates and Class 4-X Certificates are interest only certificates and will not be entitled to distributions in respect of principal and will bear interest on the Class 2-X notional amount (initially approximately $11,826,797) and the Class 4-X notional amount (initially approximately $236,185), respectively, as described under “Description of the Certificates—Group II—Calculations of Interest” in this prospectus supplement.

(8)

The Class 2PO Certificates and Class 4PO Certificates are principal-only certificates and are not entitled to any distributions of interest.

(9)

See “Certificate Ratings” in this prospectus supplement.

(10)

The actual final payment to any class of certificates could be significantly earlier.

Record Date: The Record Date for the Group I Offered Certificates is the business day preceding such Distribution Date.  The Record Date for the Group II Offered Certificates, other than the Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates, is the last business day of the month immediately preceding the month in which the related Distribution Date occurs.  The Record Date for the Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates is the business day preceding such Distribution Date.

Group I Interest Accrual Period: For any Distribution Date and any class of Group I Offered Certificates, the Interest Accrual Period will be (i) with respect to the first Distribution Date, the period commencing on the Closing Date and ending on the day preceding that Distribution Date and (ii) with respect to any Distribution Date thereafter, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the Group I Certificates will be calculated based on a 360-day year and the actual number of days elapsed in the related Interest Accrual Period.

Group II Interest Accrual Period: For any Distribution Date (i) and any class of Group II Certificates, other than the Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates, the calendar month preceding the month in which that Distribution Date occurs and (ii) and the Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates, the period commencing on the 25th day of the month immediately preceding the month in which that Distribution Date occurs and ending on the 24th day of the month in which that Distribution Date occurs.  Interest on the Group II Certificates will be calculated based on a 360-day year consisting of twelve 30-day months regardless of the actual number of days in the related Interest Accrual Period.

Minimum Denominations: The Offered Certificates (other than the Class II-AR Certificates and the Interest Only Certificates) are offered in minimum denominations equivalent to at least $25,000 initial certificate principal balance each and multiples of $1 in excess thereof.  The Interest Only Certificates are offered in minimum denominations equivalent to at least $100,000 initial notional amount each and multiples of $1 in excess thereof.  The Class II-AR Certificates will be offered in registered, certificated form in a single denomination of a 100% percentage interest.

Expected Final Distribution Dates:

The expected final distribution date for each class of Offered Certificates is as set forth in the following table:

Class	Expected Final Distribution Date
1-A-1	March 2009
1-A-2	October 2011
1-A-3	May 2014
1-A-4	May 2014
1-A-5	May 2014
2-A-1	June 2011
2-A-2	May 2016
2-A-3	March 2037
2-A-4	March 2037
2-A-5	July 2008
2-A-6	July 2008
3-A-1	February 2037
3-A-2	February 2037
4-A-1	March 2022
2-X	March 2037
4-X	February 2022
2PO	March 2037
4PO	March 2022
II-AR	May 2007
1-M-1	May 2014
1-M-2	May 2014
1-M-3	December 2013
1-M-4	January 2012
II-M	March 2037
II-B-1	March 2037
II-B-2	March 2037
II-B-3	March 2037